UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2013
COMMISSION FILE NUMBER: 001-35035

Velti plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Delisting from NASDAQ Global Select Market
On November 26, 2013, Velti plc, a company organized under the laws of the Bailiwick of Jersey (the "Company", announced its intention to voluntarily delist its ordinary shares from the NASDAQ Global Select Market. The Company has notified the NASDAQ Stock Market of its intent to voluntarily delist its ordinary shares from the NASDAQ Global Select Market and will file a notice on Form 25 relating to the delisting of its ordinary shares with the Securities and Exchange Commission on or about December 6, 2013. The Company expects the delisting of its ordinary shares to become effective 10 days following the filing, or December 16, 2013.
The voluntary decision to delist from NASDAQ was taken following the Company’s review of several factors, including its previously disclosed noncompliance with the minimum bid price requirements of NASDAQ. Also among these factors is the Company’s inability to satisfy questions raised by NASDAQ concerning its ability to maintain eligibility for continued listing on NASDAQ following completion of its proposed sale of its mobile marketing business, as well as the Chapter 11 proceedings for certain of its U.S. subsidiaries and the Chapter 7 filing of Mobclix.
The Company will work with market makers to enable its ordinary shares to be quoted on the over-the-counter market following its NASDAQ delisting.  The Company expects that its ordinary shares will continue to trade over-the-counter so long as a market maker demonstrates an interest in trading the ordinary shares.  However, the Company can provide no assurance that the trading in its ordinary shares will continue in the over-the-counter market or in any other form.
A copy of the press release announcing the decision to voluntarily delist is filed herewith as Exhibit 99.1
EXHIBITS

Exhibit Number	Description

99.1	Velti Press Release Announcing Voluntary Delisting from NASDAQ

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

By:	/s/ Sally R. Rau
Name:	Sally R. Rau
Title:	Chief Administrative Officer and General Counsel

Date: November 26, 2013